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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a.d

OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Norwood

Signature

Chief Financial Officer & Treasurer

Title

Jane M. Chattom

Notary Public

JANE M. CHATTOM
Notary Public, State of Texas
My Commission Expires 12-14-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Report of Independent Auditors

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 19,625,360
Cash segregated under federal and other regulations, restricted	20,008
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	280,400
Dealer concession receivable	567,269
Dealer concession receivable from affiliates	783,000
Advisory service fee receivable	14,763,098
Service fee receivable	4,071,601
Interest receivable	2,883
Deferred tax asset	70,359
Prepaid expenses	87,603
Total assets	$ 40,326,583
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 2,351
Accounts payable to affiliates	175,734
Commissions payable	7,167,196
Accrued liabilities	1,205,500
State taxes payable to affiliate	173,653
Federal income tax payable to affiliate	836,238
Total liabilities	9,560,672
Commitments and contingencies (Note 6)	
Stockholder's equity	
Common stock, par value $1 per share	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	26,734,541
Total stockholder's equity	30,765,911
Total liabilities and stockholder's equity	$ 40,326,583

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2010

Revenues	
Dealer concession revenue	$ 12,919,742
Dealer concession revenue from affiliates	143,636,129
Service fee income	14,166,702
Service fee income from affiliates	530,680
Advisory service fees	51,952,713
Field operating expenses reimbursement from Parent	20,624,283
Interest	33,641
Other	1,547,554
Total revenues	245,411,444
Expenses	
Commissions	173,744,520
Selling expenses	74,787
Field operating expenses	20,624,283
General and administrative	6,586,943
Licenses and fees	1,524,732
Professional fees	118,800
Clearing fees	1,262,335
Total expenses	203,936,400
Income before taxes	41,475,044
Provision for taxes	15,350,529
Net income	$ 26,124,515

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2010	$ 1,000	$ 4,030,370	$ 27,210,026	$ 31,241,396
Dividends paid to Parent	-	-	(26,600,000)	(26,600,000)
Net income	-	-	26,124,515	26,124,515
Balances at December 31, 2010	$ 1,000	$ 4,030,370	$ 26,734,541	$ 30,765,911

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Operating activities	
Net income	$ 26,124,515
Reconciling adjustments to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(41,500)
Federal income tax receivable from affiliate - deferred	4,044
Accounts receivable from affiliate	328
Dealer concession receivable	(256,356)
Dealer concession receivable from affiliates	(87,600)
Advisory service fee receivable	(1,996,898)
Service fee receivable	(42,501)
Interest receivable	(340)
Deferred tax asset	(70,359)
Prepaid expenses	(5,095)
Accounts payable	(762)
Accounts payable to affiliates	60,125
Commissions payable	866,508
Accrued liabilities	256,100
State taxes payable to affiliate	(192,794)
Federal income tax payable to affiliate	365,028
Net cash provided by operating activities	24,982,443
Financing activities	
Dividends paid to Parent	(26,600,000)
Net cash used in financing activities	(26,600,000)
Net decrease in cash and cash equivalents	(1,617,557)
Cash and cash equivalents	
Beginning of year	21,242,917
End of year	$ 19,625,360
Supplemental disclosures	
Taxes paid to affiliate	$ 13,882,683

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. The Company maintains a customer account for the exclusive benefit of customers and promptly transmits these customer funds to the appropriate fund company, and accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(ii), as described in Supplemental Schedule II.

Events Related to AIG

On September 30, 2010, AIG entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize AIG (the "Recapitalization"). AIG completed the Recapitalization on January 14, 2011. For more information regarding the Recapitalization, please see Note 8.

On October 29, 2010, AIG completed an initial public offering of 8.08 billion ordinary shares of AIA Group Limited for aggregate gross proceeds of approximately $20.51 billion. Upon completion of the initial public offering, AIG owned approximately 33 percent of AIA Group Limited's outstanding shares.

On March 8, 2010, AIG announced a definitive agreement for the sale of American Life Insurance Company ("ALICO"), one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The ALICO sale closed on November 1, 2010. The fair market value of the consideration at closing was approximately $16.2 billion.

AIG closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an AIG affiliate, and the majority of the Company's invested assets are currently managed by AMG.

AIG liquidated its remaining ownership of Transatlantic Holdings, Inc. ("Transatlantic") (13%) owned by American Home Assurance Company during the quarter ended March 31, 2010. As such, the Company's investment in Transatlantic at March 31, 2010 is no longer an affiliated investment.

Additional information on AIG is publicly available in its regulatory filings with the SEC. Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

The Company is a party to a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

The Company is a party to a second distribution agreement with SACS, whereby the Company distributes certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

The Company is a party to a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company is a party to a selling agreement with Western National Life Insurance Company ("WNL"), an indirect, wholly owned subsidiary of AIG, whereby the Company is responsible for selling various products for WNL.

The Company also distributes term life insurance products for American General Life Insurance Company ("AGLIC"), an indirect, wholly owned subsidiary of AIG.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2010, federal income taxes payable to an affiliate was $836,238.

Cash and Cash Equivalents

The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $19,579,427 at December 31, 2010 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Cash Segregated Under Federal and Other Regulations

The Company maintains a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dealer Concession Revenue
Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income
The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees
Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Recent Accounting Standards
Accounting Standards Update ("ASU") 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* was issued and became effective in 2010. This guidance expands disclosures related to financing receivables, including the nature of credit risk in financing receivables, how that risk is analyzed in determining the related allowance for credit losses, and changes to the allowance during the reporting period. The Company determined that all receivable balances are short-term trade accounts receivable or receivables measured at the lower of cost or fair value as defined by the standard and are, therefore, not subject to the disclosures required by the standard. As such, there was no impact to the financial statements from the adoption of the standard.

2. Deposits Held by Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds invested in money market accounts on deposit with the clearing brokers to meet this requirement. As of December 31, 2010, there were no amounts owed to the clearing brokers by these customers.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^2/_3$% of aggregate indebtedness.

At December 31, 2010, the Company had net capital of $10,313,259, which was $9,675,881 in excess of its required net capital of $637,378. The ratio of aggregate indebtedness to net capital is 0.927 to 1. See Schedule I.

4. Transactions With Affiliates

During 2010, the Company paid dividends to VALIC of $26,600,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices are paid by VALIC. These expenses are included in the statement of operations as field operating expenses and also field operating expense reimbursement from Parent.

Dealer concession revenue from affiliates of $143,636,129 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $783,000 represents amounts due at December 31, 2010 for these services.

During 2010, the Company paid $1,136,644 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent ("sub-TA") fees deposited by the Company.

VALIC charges the Company for various administrative services provided. During 2010, the Company paid VALIC $5,883,850 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts payable to affiliates of $175,734 at December 31, 2010 consists of $51,646 due to VRSCO for sub-TA fees and $124,088 due to VALIC for estimated overrides owed to field management.

Balances with affiliates are cleared no less than quarterly.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2010. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2010.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right. During 2010, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

7. Income Taxes

The current and deferred portions of income tax expense (benefit) included in the Statement of Operations as determined in accordance with ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ 13,957,650	$ 223,746	$ 14,181,396
State income and franchise	1,169,133	-	1,169,133
	$ 15,126,783	$ 223,746	$ 15,350,529

Income tax expense differs from the amount that would result from applying the federal statutory tax rate to pre-tax earnings primarily due to state income taxes net of federal effect.

8. Subsequent Events

On January 14, 2011, AIG completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible

Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

Subsequent events have been evaluated for recognition and disclosure through the date of this report, and no other events require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2010 — Schedule I

Net capital		
Total stockholder's equity	$	30,765,911
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		280,400
Dealer concession receivable from affiliates		783,000
Advisory service fee receivable		14,763,098
Service fee receivable		4,071,601
Deferred tax asset		70,359
Prepaid expenses		87,603
Funds deposited with clearing organizations		5,002
		20,061,063
Net capital before haircuts on securities positions		10,704,848
Haircuts on securities:		
Money market fund		391,589
Net capital	$	10,313,259
Aggregate indebtedness	$	9,560,672
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$	637,378
Excess net capital	$	9,675,881
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	9,357,192
Ratio: aggregate indebtedness to net capital		0.927 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding, amended unaudited Form X-17a-5 Part II A filing as of December 31, 2010.

VALIC Financial Advisors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 — Schedule II

The Company is exempt from the computation for determination of reserve requirements under paragraph (k) (2) (ii) of rule 15c3-3.

VALIC Financial Advisors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k) (2) (ii) of rule 15c3-3.

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Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.:

In planning and performing our audit of the financial statements of VALIC Financial Advisors, Inc. (the "Company") as of and for the year ended Decem ber 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

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statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

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Report of Independent Accountants

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of VALIC Financial Advisors, Inc. ("VFA" or the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B, 2C and 2F of Form SIPC-7 with the respective cash disbursement records entries as follows:
   a. We obtained a wire transfer request dated July 21, 2010 in the amount of $63,366.00 with reference number #8-050018 to SIPC for the general assessment payment for the first half of the fiscal year ending December 31, 2010 and vouched the payment to the VALIC Bank Transaction Report dated 7/22/2010 noting no differences.
   b. We vouched the general assessment payment for the second half of fiscal year ending December 31, 2010 by obtaining a cancelled check numbered #74625045 in the amount of $71,321.00 paid to the order of SIPC noting no differences.

2. Compared the Total Revenue amount reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total Revenue amount reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010 noting a difference of $36,700. This amount represents interest expenses netted against investment income on page 2, item 2a of Form SIPC-7 for the general assessment calculation.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions from Form SIPC-7, page 2, item 2c, lines 1 and 6, deductible revenues and commissions, to the Securities Investor Protection Corp. 2nd Half of 2010 Assessment worksheet noting no differences.

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b. Compared deductible revenues from the Securities Investor Protection Corp. 2nd Half of 2010 Assessment worksheet to the quarterly Statement of Operations - Focus IIA Information FRx report noting no differences.
c. Compared individual revenue amounts shown on the Statement of Operations - Focus IIA Information FRx report to the SAP trial balance as of December 31, 2010 noting no differences.
d. Compared revenue subtotals shown on the Statement of Operations - Focus IIA Information FRx report to the quarterly Focus Reports for the year ended December 31, 2010, lines 1c, 5, 7, and 8 on the Statement of Income (Loss). Compared total revenue shown on the Statement of Operations - Focus IIA Information FRx report to the quarterly Focus Reports referenced above, line 9 on the Statement of Income (Loss). We noted a difference between the total revenue amount reported on the Statement of Operations - Focus IIA Information FRx report and the quarterly Focus Reports of $18,947. This amount represents third quarter 2010 interest expenses netted against investment income in the Statement of Operations - Focus IIA Information FRx report.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d to the amount of $53,874,901 and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7 to the amount of $134,687 noting no differences.
   b. Recalculated the mathematical accuracy of gross revenue and total deductible revenue calculated on the Securities Investor Protection Corp. 2nd Half of 2010 Assessment worksheet noting no differences.
   c. Recalculated the mathematical accuracy of the annual Statement of Operations - Focus IIA Information FRx reports noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011